
02057264

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

_X_ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2001. [No Fee Required]

Commission File number: 1-8836


RECD S.E.C.
JUL 1 - 2002
1086

HAWAIIAN AIRLINES, INC.
401(k) SAVINGS PLAN

(Full title of the plan and address of the plan, if different from that of the issuer named below)

HAWAIIAN AIRLINES, INC.

(Name of issuer of securities held pursuant to the plan)

Hawaii	**99-0042880**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3375 Koapaka Street, Suite G-350
Honolulu, Hawaii 96819
(Address of Principal Executive Offices)

Registrant's telephone number including area code: **(808) 835-3700**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAWAIIAN AIRLINES, INC.
401(k) SAVINGS PLAN

Date: June 27, 2002

By: 
Christine R. Deister
Executive Vice President and
Chief Financial Officer

Assurance and Advisory
Business Services

Audited Financial Statements and Supplemental Schedule

Hawaiian Airlines, Inc. 401(k) Savings Plan
For the years ended December 31, 2001 and 2000
with Report of Independent Auditors


ERNST & YOUNG

Ernst & Young LLP

Hawaiian Airlines, Inc. 401(k) Savings Plan

Audited Financial Statements and Supplemental Schedule

For the years ended December 31, 2001 and 2000

Contents

ERNST & YOUNG

Ernst & Young LLP
2400 Pauahi Tower
1001 Bishop Street
Honolulu, Hawaii 96813-3429

Phone: (808) 531-2037
www.ey.com

Report of Independent Auditors

The Pension Committee
Hawaiian Airlines, Inc.
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Hawaiian Airlines, Inc. 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Hawaiian Airlines, Inc. 401(k) Savings Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The

ERNST & YOUNG LLP

supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 24, 2002

Hawaiian Airlines, Inc.
401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2001	**2000**
Investments, at fair value:		
Mutual funds	**$ 35,242,780**	$ 32,229,474
Hawaiian Airlines Common Stock	**2,396,424**	1,141,655
Participant notes receivable	**1,191,277**	1,173,922
Total investments	**38,830,481**	34,545,051
Receivables:		
Employer contributions	**273,106**	194,587
Participants' contributions	**153,577**	129,242
Total receivables	**426,683**	323,829
Net assets available for benefits	**$ 39,257,164**	$ 34,868,880

See accompanying notes.

Hawaiian Airlines, Inc.
401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31	
	2001	**2000**
Additions:		
Employer contributions	**$ 2,613,167**	$ 2,345,733
Participants' contributions	**3,198,575**	3,021,383
Interest and dividends	**1,270,186**	1,488,853
Net realized and unrealized appreciation (depreciation) in fair value of investments:		
Hawaiian Airlines Common Stock	**1,329,233**	(197,613)
Mutual funds	**(2,586,011)**	(2,105,101)
	(1,256,778)	(2,302,714)
Total additions	**5,825,150**	4,553,255
Deductions:		
Distributions to participants	**1,432,241**	929,016
Other	**4,625**	5,647
Total deductions	**1,436,866**	934,663
Net increase	**4,388,284**	3,618,592
Net assets available for benefits:		
Beginning of year	**34,868,880**	31,250,288
End of year	**$ 39,257,164**	$ 34,868,880

See accompanying notes.

Hawaiian Airlines, Inc.
401(k) Savings Plan

Notes to Financial Statements

December 31, 2001

1. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Hawaiian Airlines, Inc. 401(k) Savings Plan (Plan) are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value based on the last reported sales price on the last business day of the year. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. The cost of investments sold is determined on an average cost basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Plan Description

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

2. Plan Description (continued)

General

The Plan, established April 1, 1993, is a defined contribution plan sponsored by Hawaiian Airlines, Inc. (Company) to provide retirement benefits for eligible employees of the Company. Administration of the Plan is the responsibility of the Company and the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code (Code) of 1986, as amended, and meets the requirements of a qualified cash or deferred arrangement under Section 401(k) of the Code.

Vanguard Fiduciary Trust Company (Trustee), through a trust agreement with the Company, is the trustee of the Plan.

Eligibility

An employee is eligible to become a participant if he or she is a member of the International Association of Machinists and Aerospace Workers (AFL-CIO), the Transport Workers Union of America, the Communications Section, or is not a member of a collective bargaining group and has completed one year of qualifying service.

Contributions and Vesting

Effective September 1, 1993, the Plan was amended to require employer contributions for employees who are participants of the Plan on September 1, 1993 equal to 2% of participants' eligible compensation through August 1994, and 4.04% of participants' eligible compensation from September 1994 through December 2002. Effective August 1, 2001, the Plan was amended to require employer matching contributions of up to 2% of eligible participant compensation for non-officer participants and officers hired prior to August 31, 1992. Effective as of November 1, 2001, the Plan was amended to require employer matching contributions for participants represented by the International

2. Plan Description (continued)

Association of Machinists and Aerospace Workers in accordance with the following schedule:

Years of Service	Maximum Matching Contribution
Less than 10	0%
At least 10, but less than 15	1%
At least 15, but less than 20	2%
At least 20, but less than 25	3%
More than 25	4%

A participant is 100% vested in employer matching contributions upon the earliest of attaining age 55, incurring a disability, death, or the completion of at least three years of vesting service, as defined.

During 2001 and 2000, the Company met the required minimum contributions to the Plan as specified in the Plan agreements. Company contributions are fully vested when contributed.

Participant contributions are allowed through payroll deductions of up to 15% of annual pre-tax compensation subject to a maximum amount of $10,500 for both 2001 and 2000. A participant may direct his or her employee contributions in various investment options. These contributions, together with related earnings thereon, are fully vested at all times.

Participants may revise their pre-tax contribution percentage as of the first day of each calendar quarter. Investment allocations and exchanges of prior contributions among investment options available under the Plan may be made on a daily basis. Transfers between certain investment options may be subject to special restrictions.

In accordance with Section 415(c) of the Internal Revenue Code (Code), the sum of annual additions to a participant's account under all defined contributions plans is limited to the lesser of $30,000 or 25% of the participant's annual taxable compensation.

2. Plan Description (continued)

Pursuant to the Third Amended Consolidated Plan of Reorganization of HAL, Inc., the Company made the following contributions of Hawaiian Airlines, Inc. Common Stock to the Plan for 2000:

October 17, 2000	9,308 shares

Participant Accounts

Under the Plan, each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Nonparticipant Directed Investments

The Hawaiian Airlines Stock Fund (Stock Fund) is comprised primarily of Hawaiian Airlines, Inc. Common Stock with a small percentage invested in short-term liquid investments. The Stock Fund is considered to be a nonparticipant directed investment as participants are not allowed to invest their contributions into the Stock Fund. Employer contributions of Hawaiian Airlines, Inc. Common Stock are automatically invested in the Stock Fund.

Payment of Benefits

Distribution of vested benefits to participants or beneficiaries occurs only upon termination of employment or death, respectively. A participant's account is distributed in a lump sum amount equal to the value of his or her account.

Participant Notes Receivable

Participants may borrow from their accounts (excluding the Stock Fund) a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50% of their vested account balance. Maximum loan terms are up to 5 years, or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and

2. Plan Description (continued)

bear interest at prevailing rates. As of December 31, 2001, participant notes receivable bear interest at various rates ranging from 12.25% to 13.50% and mature in years beginning in 2002 through 2031.

Termination of Plan

The Plan may be terminated subject to the terms of the collective bargaining agreements between the Company and the AFL-CIO and the Transport Workers Union of America. In the event the Plan is terminated, the assets of the Plan will be distributed to participants in proportion to the value of their fully vested account balances.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company.

3. Investments

Investments of the Plan consist principally of mutual funds administered by the Vanguard Fiduciary Trust Company, the Stock Fund, and participant notes receivable.

Investments that represent 5% or more of fair value of the Plan's net assets available for benefits are as follows:

	December 31	
	2001	**2000**
Vanguard 500 Index Fund	**$ 12,469,858**	$ 13,014,893
Vanguard Life Strategy Growth Fund	**2,187,996**	1,951,570
Vanguard Prime Money Market Fund	**9,237,456**	7,536,028
Vanguard Wellington Fund	**6,170,251**	5,322,744
Hawaiian Airlines Stock Fund**	**2,396,424**	*

*Represents less than 5% of net assets.
**Represents nonparticipant directed investment.

4. Nonparticipant Directed Investment

Information about the net assets and the significant components of changes in net assets related to the nonparticipant directed investment is as follows:

	December 31	
	2001	2000
Investments, at fair value:		
Hawaiian Airlines Common Stock	$ 2,396,424	$ 1,141,655

	Year ended December 31	
	2001	2000
Change in net assets:		
Contributions	$ 12	$ 21,823
Net realized and unrealized appreciation (depreciation) in fair value of investments	1,329,233	(197,613)
Distributions to participants	(53,609)	(31,873)
Interfund transfers	(20,867)	(25,194)
	$ 1,254,769	$ (232,857)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 3, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. All calendar year tax qualified retirement plans were required to be amended by February 28, 2002 to incorporate various laws enacted since 1994 ("GUST amendments"). Pursuant to IRS requirements, the Company filed an application for determination for these GUST amendments on February 27, 2002. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Party-in-Interest Transactions

Certain Plan investments represent shares of common stock of Hawaiian Airlines, Inc., the Plan sponsor, and shares of mutual funds managed by Vanguard Fiduciary Trust

6. Party-in-Interest Transactions (continued)

Company, the trustee as defined by the Plan. These transactions are with a party-in-interest.

7. Subsequent Event

On December 18, 2001, the Company announced a proposed merger with Aloha Airgroup, Inc. ("Aloha"). As a result, the share price of the Company's Common Stock increased to approximately $4.00 per share at December 31, 2001. In mid-March of 2002, the Company announced that the merger with Aloha would not be timely consummated and would not be pursued. As a result of the termination of the merger, the share price declined to below $3.00 but remained in the $3.00 range. On May 31, 2002, the Company issued a self-tender offer to acquire 5,880,000 shares of Common Stock at $4.25 per share, subsequent to which the share price was approximately $3.65 per share.

Hawaiian Airlines, Inc.
401(k) Savings Plan
EIN: 99-0042880 Plan: 008

Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
Mutual Funds:*			
Vanguard Total Bond Market Index Fund	39,823 units	$ 403,505	$ 403,803
Vanguard Short-Term Federal Fund	106,853 units	1,085,123	1,119,816
Vanguard 500 Index Fund	117,762 units	11,111,153	12,469,858
Vanguard Extended Market Index Fund	63,386 units	1,833,541	1,463,583
Vanguard International Value Fund	69,289 units	1,852,848	1,529,209
Vanguard Life Strategy Conservative Growth Fund	8,966 units	128,825	126,061
Vanguard Life Strategy Growth Fund	125,530 units	2,310,852	2,187,996
Vanguard Life Strategy Income Fund	9,308 units	119,897	119,700
Vanguard Life Strategy Moderate Growth Fund	26,055 units	431,629	415,048
Vanguard Prime Money Market Fund	9,231,749 units	9,237,456	9,237,456
Vanguard Wellington Fund	226,348 units	6,197,757	6,170,250
Hawaiian Airlines Common Stock*	525,630 shares	3,237,551	2,396,424
Participant notes receivable, interest rates from 12.25% to 13.50%, maturing in years beginning in 2002 through 2031*		–	1,191,277
			$ 38,830,481

* Party-in-interest.